INTERNATIONAL CELLULAR ACCESSORIES
48055 Yale Road, RR32
Chilliwack, BC, Canada  V2P 6H4
(604) 997-1824
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                                                                  April 28, 2005

Michele M. Anderson
U.S. Securities and Exchange Commission
Mail Stop 0407
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Amendment No. 1 to Form SB-2
    Filed April 8, 2005
    333-123092

Dear Ms. Anderson,

In response to your letter of April 20, 2005 we have amended our Registration Statement and provide this cover letter to assist you in your further review. We have also forwarded three marked copies to you via mail as requested.

SUMMARY OF PROSPECTUS, PAGE 2

GENERAL INFORMATION ABOUT OUR COMPANY, PAGE 2

1. We have disclosed that our part time employee devotes 2 hours per week to the company and stated the company requires the $50,000 (net of $45,000) in funding to implement the business plan over the next 12 months.

RISK FACTORS, PAGE 4

     RACHEL WOSK, THE PRESIDENT AND DIRECTOR OF THE COMPANY, PAGE 2

2. We have disclosed in the caption that neither of the employees have any public company experience. We have indicated when we anticipate hiring any new employees. We have deleted the mitigating language regarding Leah assisting Rachel in her duties.

     IF WE DO NOT OBTAIN FUNDING FROM THE PROCEEDS, PAGE 5

3. We have added a risk factor to address the ongoing costs and expenses for SEC reporting.

4. We have furthered revised the risk factor captions to clearly reflect the risk discussed in the text.

OUR BUSINESS AND GROWTH COULD BE HINDERED, PAGE 6

5. We have disclosed we have no current plans to hire any additional officers and have disclosed our plans in the event we lose the services of Ms. Wosk and are unable to find a qualified person to replace her.

ONCE WE HAVE ESTABLISHED OUR BUSINESS IN CANADA, PAGE 7

6. We have disclosed we plan to enter the U.S. market early in 2006. Management is unaware of any specific obstacles to entering the U.S. market.

BUYING LOW-PRICED PENNY STOCKS IS VERY RISKY, PAGE 9

7.   We have clarified the risk factor.

DUE TO THE LACK OF A TRADING MARKET, PAGE 10

8. We have disclosed the requirements to trade on the OTC Bulletin Board as stated on their website.

OUR OFFICERS AND DIRECTORS AND THEIR AFFILIATES, PAGE 11

9. We have revised the caption to refer only to our officers and directors and changed the word "may" to "will".

TERMS OF THE OFFERING, PAGE 14

10. We have revised to state that the subscriptions, once received, are irrevocable. We have also added the disclosure to the Prospectus Cover Page and the section entitled Procedures and Requirements for Subscription.

DESCRIPTION OF BUSINESS, PAGE 19

     INDUSTRY BACKGROUND, PAGE 20

11. We have disclosed that generally the manufacturers design their products so that they cannot be reused, with a few exceptions.

     DISTRIBUTION METHOD OF PRODUCTS, PAGE 20

12. We have expanded our discussion of our target customers and the margins anticipated. Management is unaware of any statistical information regarding the number of retailers and/or wholesaler/distributors in Western Canada. Any number we would be able to provide would be in our estimation only and we would be unable to provide any outside substantiation.

GOVERNMENT AND INDUSTRY REGULATIONS, PAGE 24

13. We have specified the common business and tax rules that apply to our company and also included a discussion of the applicable trade rules.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 25

14.  We have disclosed that no public market exists for the shares.

15. We have disclosed that our 12 month budget is based on minimum operations which will be completely funded by the $50,000 (net of $45,000) raised through the offering. If we begin to generate profits we will increase our sales activity accordingly.


Sincerely,

/s/ Rachel C. Wosk
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Rachel C. Wosk
President & Director